Unitrin, Inc.
One East Wacker Drive
Chicago, IL  60601

November 3, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Request by Unitrin, Inc. for Withdrawal of
Form S-3 Registration Statement No. 333-170294

Dear Sir or Madam:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Unitrin, Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-170294), together with all exhibits thereto (collectively, the “Form S-3 Registration Statement”). The Form S-3 Registration Statement was filed with the Securities Exchange Commission (the “SEC”) on November 2, 2010. No securities have been sold pursuant to the Form S-3 Registration Statement.

The Registrant requests this withdrawal because the Form S-3 Registration Statement was filed with an incorrect EDGAR header. As a result of this error, the EDGAR system did not accept the filing as an automatic shelf registration statement, as intended by the Registrant and as indicated by check mark on the cover page of the Form S-3 Registration Statement. The Registrant has filed a Registration Statement on Form S-3ASR (File No. 333-170297) in place of the Form S-3 Registration Statement.

The Registrant understands that, pursuant to Rule 477(b) promulgated under the Securities Act, this application for withdrawal will be deemed granted at the time filed with the SEC unless, within 15 calendar days after the filing, the SEC notifies the Registrant that the application for withdrawal will not be granted.

If you have any questions regarding this matter, please contact Brian W. Duwe of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s securities counsel, at (312) 407-0700. Thank you for your attention to this matter.

Sincerely,

UNITRIN, INC.

/s/ Scott Renwick
Scott Renwick
Senior Vice President, General Counsel and Secretary